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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO. _____________)*

                              THE DIXIE GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $3.00 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    255519100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               SEPTEMBER 24, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)

[X]      Rule 13d-1(c)

[ ]      Rule 13d-1(d)


------------------
         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------                                           -----------------
CUSIP No. 255519100                       13G                  Page 2 of 8 Pages
--------------------                                           -----------------

--------------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS
       Arthur Wrubel
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]

                                                                      (b) [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
--------------------------------------------------------------------------------
                  5 SOLE VOTING POWER

    NUMBER OF            18,000
     SHARES      ---------------------------------------------------------------
  BENEFICIALLY    6 SHARED VOTING POWER
    OWNED BY
      EACH               1,046,426  (See Item 4)
   REPORTING     ---------------------------------------------------------------
     PERSON       7 SOLE DISPOSITIVE POWER
      WITH
                         18,000
                 ---------------------------------------------------------------
                  8 SHARED DISPOSITIVE POWER

                         1,046,426  (See Item 4)
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,064,426 (See Item 4)
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*
                                                                          [ ]
--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             9.6%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

             IN
--------------------------------------------------------------------------------

* SEE INSTRUCTIONS BEFORE FILLING OUT.

--------------------                                           -----------------
CUSIP No. 255519100                       13G                  Page 3 of 8 Pages
--------------------                                           -----------------

--------------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS
       AW Asset Management, L.L.C.
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

             52-2280947
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]

                                                                      (b) [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
                  5 SOLE VOTING POWER

    NUMBER OF            -0-
     SHARES      ---------------------------------------------------------------
  BENEFICIALLY    6 SHARED VOTING POWER
    OWNED BY
      EACH               1,046,426 (See Item 4)
    REPORTING    ---------------------------------------------------------------
     PERSON       7 SOLE DISPOSITIVE POWER
      WITH
                         -0-
                 ---------------------------------------------------------------
                  8 SHARED DISPOSITIVE POWER

                         1,046,426 (See Item 4)
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,064,426 (See Item 4)
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*
                                                                          [ ]
--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             9.6%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

             OO
--------------------------------------------------------------------------------

* SEE INSTRUCTIONS BEFORE FILLING OUT.

--------------------                                           -----------------
CUSIP No. 255519100                       13G                  Page 4 of 8 Pages
--------------------                                           -----------------

ITEM 1(a)         NAME OF ISSUER:

                  The name of the issuer is The Dixie Group, Inc. (the
"Company").

ITEM 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  The Company's principal executive office is located at 345-B Nowlin Lane, Chattanooga, Tennessee 37421.

ITEM 2(a)         NAME OF PERSON FILING:

                  This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13-d(1)(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the "Act"): (1) AW Asset Management, L.L.C., a Delaware limited liability company (the "Management Company"), which serves as investment manager or advisor to a number of hedge funds and managed accounts (such funds and accounts, collectively, the "Funds") with respect to shares of Common Stock (as defined in Item 2(d)) directly owned by the Funds and (2) Mr. Arthur Wrubel, who is the Chief Executive Officer and President of the Management Company and controls its business activities, with respect to shares of Common Stock indirectly beneficially owned by Mr. Wrubel by virtue of such position and with respect to shares owned by Mr. Wrubel in his individual capacity. Mr. Wrubel, together with the Management Company, are referred to in this Schedule G as the "Reporting Persons."

                  The Reporting Persons have entered into a Joint Filing Agreement, dated February 5, 2004, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

ITEM 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  The address of the principal business office of each of the Reporting Persons is 535 Madison Avenue, 26th Floor, New York, NY 10022.

ITEM 2(c)         CITIZENSHIP:

                  The Management Company is organized as a limited liability company under the laws of the State of Delaware. Mr. Wrubel is a United States citizen.

ITEM 2(d)         TITLE OF CLASS OF SECURITIES:

                  Common Stock, par value $3.00 per share.

ITEM 2(e)         CUSIP NO.:

                  255519100

-------------------                                            -----------------
CUSIP No. 255519100                   13G                      Page 5 of 8 Pages
-------------------                                            -----------------

ITEM 3 IF THIS STATEMENT IS FILE PURSUANT TO RULES 13d-1(b), OR 13d-2(b),CHECK WHETHER THE PERSON FILING IS A:

                  Not Applicable.

ITEM 4            OWNERSHIP:

                  A. AW Asset Management, L.L.C.

                           (a) Amount beneficially owned: 1,046,426

                           (b) Percent of class: 9.5%. The percentages used
                               herein and in the rest of this Schedule 13G are calculated based upon 11,043,941 shares of Common Stock stated to be issued and outstanding as of November 6, 2003, as reflected in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 27, 2003.

                           (c) Number of shares as to which such person has:

                                    (i)      Sole power to vote or direct the
                                             vote: -0-

                                    (ii)     Shared power to vote or direct the
                                             vote: 1,046,426

                                    (iii)    Sole power to dispose or direct the
                                             disposition: -0-

                                    (iv)     Shared power to dispose or direct
                                             the disposition: 1,046,426

                  B. Arthur Wrubel

                           (a) Amount beneficially owned: 1,064,426

                           (b) Percent of class: 9.6%.

                           (c) Number of shares as to which such person has:

                                    (j)      Sole power to vote or direct the
                                             vote: 18,000

                                             (ii)     Shared power to vote or
                                                      direct the vote: 1,046,426

                                             (iii)    Sole power to dispose or
                                                      direct the disposition:
                                                      18,000

                                             (iv)     Shared power to dispose or
                                                      direct the disposition:
                                                      1,046,426

-------------------                                            -----------------
CUSIP No. 255519100                   13G                      Page 6 of 8 Pages
-------------------                                            -----------------

ITEM 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  See response to Item 4.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  Not applicable.

ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not applicable.

ITEM 9            NOTICE OF DISSOLUTION OF GROUP:

                  Not applicable.

ITEM 10           CERTIFICATION:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 255519100                   13G                      Page 7 of 8 Pages
-------------------                                            -----------------

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2004

                                    AW Asset Management L.L.C.

                                    By: /s/Arthur Wrubel
                                        ----------------

                                    Name: Arthur Wrubel

                                    Its: President and Chief Executive Officer

                                    Arthur Wrubel

                                    /s/ Arthur Wrubel
                                    -----------------